Exhibit (a)(19)
The China Securities Regulatory Commission, the Shenzhen Stock Exchange, The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) and the New York Stock Exchange (NYSE) take no responsibility for the contents of this Announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Announcement.
Neither the United States Securities and Exchange Commission (the SEC) nor any U.S. state securities commission has approved or disapproved of the H Share Offer, passed upon the merits or fairness of the H Share Offer or passed upon the adequacy or accuracy of the disclosure in this Announcement, and any representation to the contrary is a criminal offence.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (H Share Stock Code: 0857) (ADS Stock Symbol: PTR)	(a joint stock limited company incorporated in the People’s Republic of China with limited liability) (A Share Stock Code: 000618) (H Share Stock Code: 0368) (ADS Stock Symbol: JCC)
Financial Adviser to PetroChina Company Limited in relation to the H Share Offer

Citigroup Global Markets Asia Limited
Financial Adviser to Jilin Chemical Industrial Company Limited in relation to the H Share Offer

Independent financial adviser to the independent board committee of Jilin Chemical Industrial Company Limited in relation to the H Share Offer and the delisting proposal
Platinum Securities Company Limited
SATISFACTION OF THE H SHARE OFFER CONDITIONS AND
TERMINATION OF WITHDRAWAL RIGHTS
RELATING TO THE H SHARE OFFER OF
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

The H Share Offer has been declared unconditional in all respects on Friday, 6 January 2006 (Hong Kong time) and will remain open for acceptance until 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006 (unless extended in accordance with the terms and conditions of the H Share Offer and the Takeovers Code). Because of the time difference between New York City and Hong Kong, holders of Jilin ADSs who wish to accept the H Share Offer should return their acceptances to the US Tender Agent by 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
As the H Share Offer has been declared unconditional in all respects, the rights of the Jilin H Shareholders and Jilin ADS Holders to withdraw their acceptances of the H Share Offer have been terminated with effect from Friday, 6 January 2006 (Hong Kong time) and Jilin H Shareholders and Jilin ADS Holders who accept and have accepted the H Share Offer no longer have the right to withdraw their acceptances.
INTRODUCTION
On 28 October 2005, PetroChina Company Limited (the Offeror) and Jilin Chemical Industrial Company Limited (Jilin) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the Pre-Conditions), Citigroup Global Markets Asia Limited (Citigroup), on behalf of the Offeror, and (in the United States only) the Offeror, would make a voluntary conditional offer (the H Share Offer) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the Jilin H Shares) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the Jilin ADSs) for HK$280.00 per Jilin ADS, in each case not already owned by the Offeror and parties acting in concert with the Offeror (the Joint Announcement). On 16 November 2005, the Offeror and Jilin jointly announced the satisfaction or waiver of the Pre-Conditions and despatched the composite offer and response document (the Composite Document) relating to the H Share Offer. On 12 December 2005, the Offeror and Jilin jointly announced that certain clarification amendments had been made to the Composite Document in response to comments from the SEC. On 23 December 2005, the Offeror and Jilin jointly announced that the Offeror had received no-action relief from the staff of the SEC with respect to terminating the Initial Offer Period and thereby ending withdrawal rights upon the H Share Offer becoming or being declared unconditional and that if the H Share Offer becomes or is declared unconditional at any time on or after 31 December 2005, being the date of the H Share Class Meeting, the Initial Offer Period will expire and the rights of the Jilin H Shareholders and the Jilin ADS Holders to withdraw their acceptances of the H Share Offer will also terminate at such time. On 31 December 2005, the Offeror and Jilin jointly announced that the special resolutions to approve the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange and the NYSE, respectively, were duly passed by the Jilin Independent H Shareholders by way of poll at the H Share Class Meeting.
Unless the context requires otherwise, terms defined in the Joint Announcement and the Composite Document have the same meaning when used in this Announcement.
SATISFACTION OF THE H SHARE OFFER CONDITIONS
Approval of Jilin H Shareholders
As announced on Saturday, 31 December 2005, the special resolutions to approve the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange and the NYSE, respectively, were duly passed by the Jilin Independent H Shareholders at the H Share Class Meeting.
Acceptances
The Offeror is pleased to announce that, as at 4:00 p.m. (Hong Kong time) on Friday, 6 January 2006, the Offeror has received valid acceptances of the H Share Offer in respect of 829,280,972 Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), representing approximately 85.96% of the nominal value of the Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), carrying voting rights then exercisable at a general meeting of Jilin H Shareholders.

Satisfaction of the H Share Offer Conditions
Accordingly, the Offeror announces that, on Friday, 6 January 2006, the H Share Offer Conditions have been satisfied and the H Share Offer has been declared unconditional in all respects on the same date.
INTERESTS OF THE OFFEROR AND PARTIES ACTING IN CONCERT WITH THE OFFEROR IN JILIN SHARES
Save as set out below, neither the Offeror nor the parties acting in concert with the Offeror held, controlled or directed any Jilin Shares or any other rights over Jilin Shares before the commencement of the Offer Period:

Name	Number of Jilin Shares
The Offeror	2,396,300,000(1)
Citigroup	727,900(2)
Mr. Zou Haifeng	3,550(3)
Notes:
(1)	The Offeror is the owner of 2,396,300,000 state-owned legal person shares of Jilin, representing approximately 67.29% of the registered share capital of Jilin.

(2)	Citigroup, a party presumed to be acting in concert with the Offeror, holds 727,900 Jilin H Shares representing approximately 0.08% of the total number of Jilin H Shares.

(3)	Mr. Zou Haifeng held 3,550 Jilin A Shares before the commencement of the Offer Period, representing 0.001775% of the total number of Jilin A Shares. Mr. Zou Haifeng was a director of the Offeror before the commencement of the Offer Period, but has ceased to be a director of the Offeror with effect from 8 November 2005.
Save for the Jilin H Shares and the Jilin ADSs tendered for acceptance during the Offer Period, during the Offer Period, neither the Offeror nor parties acting in concert with the Offeror acquired or agreed to acquire any Jilin Shares or any other rights over Jilin Shares.
Taking into account the valid acceptances of the H Share Offer as at 4:00 p.m. (Hong Kong time) on Friday, 6 January 2006 as set out in the section headed “Acceptances” above and the 2,396,300,000 state-owned legal person shares of Jilin owned by the Offeror before the commencement of the Offer Period, the Offeror will, as at 4:00 p.m. (Hong Kong time) on Friday, 6 January 2006 hold an aggregate of 3,225,580,972 Jilin Shares, representing approximately 90.58% of the registered share capital of Jilin subject to payment by the Offeror for the tendered Jilin H Shares and Jilin ADSs.
TERMINATION OF WITHDRAWAL RIGHTS
The Offeror also announces that, as the H Share Offer has been declared unconditional in all respects, the rights of the Jilin H Shareholders and Jilin ADS Holders to withdraw their acceptances of the H Share Offer have been terminated with effect from Friday, 6 January 2006 and that Jilin H Shareholders and Jilin ADS Holders who accept or have accepted the H Share Offer no longer have the right to withdraw their acceptances.
LAST DAY OF TRADING
The last day of dealings in the Jilin H Shares on the Hong Kong Stock Exchange will be Tuesday, 17 January 2006. Accordingly, from 9:30 a.m. (Hong Kong time) Wednesday, 18 January 2006, the Jilin H Shareholders who have not accepted the H Share Offer will not be able to deal in the Jilin H Shares on the Hong Kong Stock Exchange.
Jilin announces that it has received confirmation from the US Tender Agent that 347,491 Jilin ADSs have been tendered (out of 618,592 Jilin ADSs outstanding), and that, upon payment by the Offeror for the tendered Jilin ADSs, there will be fewer than 600,000 Jilin ADSs held by parties other than the Offeror. Pursuant to Item 802.01 of the NYSE Listed Company Manual, after receipt of notice from Jilin, the NYSE may promptly suspend the trading of the Jilin ADSs on the NYSE with such suspension of trading on the NYSE occurring as early as Friday, 6 January 2006.
WARNING: In light of the termination of dealings in the Jilin H Shares and the potential suspension of dealings in the Jilin ADSs, Jilin H Shareholders and Jilin ADS Holders who act as nominees for other persons should inform the relevant beneficial owners of the terms of the H Share Offer. Jilin H Shareholders and Jilin ADS Holders who are in any doubt as to how to accept the H Share Offer should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
WITHDRAWAL OF LISTINGS
Jilin has applied to the Hong Kong Stock Exchange for the withdrawal of the listing of the Jilin H Shares on the Hong Kong Stock Exchange with effect from 9:30 a.m. (Hong Kong time) on Monday, 23 January 2006. Upon such withdrawal, the Jilin H Shares will not be listed on the Hong Kong Stock Exchange from 9:30 a.m. on Monday, 23 January 2006.
Jilin announces that it has received confirmation from the US Tender Agent that 347,491 Jilin ADSs have been tendered (out of 618,592 Jilin ADSs outstanding), and that, upon payment by the Offeror for the tendered Jilin ADSs, there will be fewer than 600,000 Jilin ADSs held by parties other than the Offeror. Pursuant to Item 802.01 of the NYSE Listed Company Manual, after receipt of notice from Jilin, the NYSE may promptly suspend trading of the Jilin ADSs on the NYSE and submit an application to the SEC to delist the Jilin ADSs from the NYSE, with such delisting effective as early as 10 days after the date of filing of such application. If necessary, Jilin may submit a voluntary delisting application to the SEC to delist the Jilin ADSs from the NYSE, with such delisting effective upon approval by the SEC.
H SHARE OFFER REMAINS OPEN FOR ACCEPTANCE
Jilin H Shareholders should note that the H Share Offer will remain open for acceptance until 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006 (unless it is extended in accordance with the terms and conditions of the H Share Offer and the Takeovers Code). Because of the time difference between New York City and Hong Kong, Jilin ADS Holders who wish to accept the H Share Offer should return their acceptances to the US Tender Agent by 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
Jilin H Shareholders who wish to accept the H Share Offer must submit their duly completed Form of Acceptance, together with the relevant document(s) of title, to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible, but in any event to reach Hong Kong Registrars Limited by no later than 4:00 p.m. (Hong Kong time) on Friday, 3 February 2006.
Jilin ADS Holders who wish to accept the H Share Offer must submit their duly completed Letter of Transmittal, together with the relevant document(s) of title, to The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, as soon as possible, but in any event to reach The Bank of New York, Tender & Exchange Department by no later than 5:00 p.m. (New York City time) on Thursday, 2 February 2006.
If the H Share Offer is extended, the Offeror and Jilin will jointly release an announcement to that effect which will be published in Hong Kong, filed with the SEC and available free of charge at the SEC’s website at www.sec.gov.
Jilin H Shareholders and Jilin ADS Holders in the U.S. are advised to read PetroChina’s tender offer statement on Schedule TO, Jilin’s solicitation/recommendation statement on Schedule 14D-9, and PetroChina’s and Jilin’s joint transaction statement on Schedule 13E-3 that have been filed with the SEC because these documents, including the amendments and exhibits thereto, contain important information about the H Share Offer. These documents are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for copies of such documents to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’s Republic of China.

By order of the Board PetroChina Company Limited Li Huaiqi Secretary to the Board	By order of the Board Jilin Chemical Industrial Company Limited Zhang Liyan Secretary to the Board
Beijing, the PRC
6 January 2006
As at the date of this Announcement, the Chairman of the Offeror is Mr. Chen Geng; the Vice Chairman of the Offeror is Mr. Jiang Jiemin; the Executive Directors of the Offeror are Messrs Su Shulin and Duan Wende; the Non-executive Directors of the Offeror are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and the Independent Non-executive Directors of the Offeror are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabè. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in respect of Jilin) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of the statements in this Announcement misleading.
As at the date of this Announcement, the Executive Directors of Jilin are Messrs Yu Li, Zhang Xingfu and Li Chongjie; the Non-executive Directors of Jilin are Ms. Yang Dongyan, Messrs Xiang Ze, Ni Muhua and Jiang Jixiang; and the Independent Non-executive Directors of Jilin are Messrs Wang Peirong, Lü Yanfeng, Zhou Henglong and Ms. Fanny Li. The directors of Jilin jointly and severally accept full responsibility for the accuracy of the information relating to Jilin in this Announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement (other than those relating to the Offeror and parties acting in concert with it) have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement (other than those relating to the Offeror and parties acting in concert with it) the omission of which would make any of the statements in this Announcement misleading.